Mail Stop 3561
      September 28, 2005

Mair Faibish, CEO
Synergy Brands Inc.
1175 Walt Whitman Road
Melville, NY 11747

Re:	Synergy Brands Inc.
      Amendment No. 1 to Registration Statement on Form S-3
      Filed September 13, 2005
	File No. 333-126539

      Preliminary Information Statement on Schedule 14C
		Filed September 8, 2005
      File No. 0-19409

Dear Mr. Faibish:

      We have limited our review of your filing to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Fee Table
1. Please advise us why you have indicated that the maximum number of shares to be registered is zero.

Selling Securityholders, page 21
2. Please refer to comment 5 in our letter dated July 27, 2005.
Identify in this section the persons controlling your securities held by Laurus Master Fund, Ltd.


Plan of Distribution, page 22
3. Please refer to comments 6 and 7 in our letter dated July 27, 2005. Represent in this section whether Laurus Master Fund, Ltd.
is
a broker-dealer or an affiliate of a broker-dealer.

Schedule 14C
General
4. Please note that we will not clear this preliminary information statement until you have resolved outstanding comments on your Form
10-K for the fiscal year ended December 31, 2004 and on your Form
S-
3.

Schedule 14C
5. In your preliminary information statement, please disclose if the increase of your authorized stock that has been approved by the holders of a majority of your stock is related in any manner to your existing agreement with Laurus Master Fund, Ltd. If so, discuss in reasonable detail the reasons why you are increasing the authorized stock and the number of newly authorized stock you have allocated to issue to Laurus Master Fund, Ltd. If not, please include a representation to that effect in your response letter.
6. Whether or not you are increasing the authorized stock for the purpose of issuance to Laurus Master Fund, Ltd., please disclose the following information in your preliminary information statement:

* the number of shares of common and preferred stock currently authorized;
* the number of shares of common stock currently issued and outstanding;
* the number of shares of common and preferred stock you intend to issue after the increase of authorized stock;
* the purpose of increasing the limit of authorized stock; and
* any commitment, understanding, arrangement or agreement, written or oral, which you may have, to issue any additional stock of common and preferred shares, and if so, to whom you will issue stock, for what purpose and when, and the number of stock you will issue to each party.

See Item 1 of Schedule 14C and Item 11 of Schedule 14A.
7. In your preliminary information statement, please provide information related to the voting securities and their principal holders, including, but not limited to, the beneficial ownership table, as required by Item 403 of Regulation S-K. See Item 1 of
Schedule 14C and Item 6 of Schedule 14A.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      					Assistant Director


cc. Randall J. Perry, Esq.
	Fax:  (201) 939-7348





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Mair Faibish
Synergy Brands Inc.
September 28, 2005
Page 1